This announcement is neither an offer to purchase nor
a solicitation of an offer to sell any securities of
Zi Corporation.
Notice of Offer to Purchase for Cash
all of the outstanding common shares of
Zi Corporation
at a price of US$0.40 for each common
share by
Nuance Communications, Inc.
     Nuance Communications, Inc. (“the Offeror”), a Delaware corporation, is offering (the “Offer”) to purchase for cash all of the issued and outstanding common shares (the “Common Shares”) of Zi Corporation (“Zi”), other than the Common Shares held by the Offeror and any affiliate, including any Common Shares that may become issued and outstanding after the date of this Offer but before the Expiry Time (as defined below) upon the conversion, exchange or exercise of any existing warrants or options of Zi or other rights to acquire Common Shares, at a price of US$0.40 per Common Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase (including the Summary Term Sheet and Glossary) and accompanying Circular dated November 26, 2008 and the Letter of Transmittal and Notice of Guaranteed Delivery (collectively, the “Offer Documents”). Copies of the Offer Documents are being filed today with securities regulatory authorities in Canada and the United States and should be made available by such authorities through the Internet at www.sedar.com or www.sec.gov. The Offer is made only for the Common Shares and is not made for any warrants, options or other rights to acquire Common Shares.
     THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (CALGARY TIME) (THE “EXPIRY TIME”) ON DECEMBER 31, 2008 (THE “EXPIRY DATE”), UNLESS EXTENDED OR WITHDRAWN BY THE OFFEROR.
     The Common Shares are listed under the symbol “ZIC” on the Toronto Stock Exchange (“TSX”) and “ZICA” on the NASDAQ Capital Market (“NASDAQ”). On November 24, 2008, the last practicable date for which data are available prior to the Offeror’s announcement of its intention to make the Offer, the closing price of the Common Shares was Cdn.$0.33 on the TSX and US$0.28 on the NASDAQ. The Offer represents a premium of approximately 48% and 43%, respectively, over the closing prices of the Common Shares on the TSX (based on the Bank of Canada daily noon rate on November 24, 2008 of Cdn.$1.00 = US$0.8163) and the NASDAQ on November 24, 2008.
     The Offer is subject to certain conditions which are described in the Offer to Purchase, including there having been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Common Shares that, excluding the Common Shares owned by the Offeror and its affiliates, constitutes not less than 66 2/3% of the outstanding Common Shares (on a fully-diluted basis) (the “Minimum Tender Condition”).
     Subject to applicable law, the Offeror reserves the right to withdraw the Offer and to not take up and pay for any Common Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived by the Offeror at or prior to the Expiry Time. The Offeror may elect to make available a subsequent offering period, which is an additional period of time following the expiration of the initial offering period (i.e., a period of time starting after the first date upon which Common Shares are taken up by the Offeror) during which holders of Common Shares (“Shareholders”) may accept the Offer. The Offeror may elect to extend the Offer or offer a subsequent offering period by giving notice of such extension or subsequent offering period to the Shareholders, a copy of which will be filed with the securities regulatory authorities in Canada and the United States and which should also be made available by such authorities through the Internet at www.sedar.com or www.sec.gov. The Offeror does not currently intend to make available a subsequent offering period, although it reserves the right to do so.
     If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is shorter, the Offer is accepted by the holders of not less than 90% of the Common Shares (calculated on a fully-diluted basis), other than Common Shares held at the date of the Offer by or on behalf of the Offeror or its affiliates and associates (as defined in the Business Corporations Act (Alberta) (“ABCA”)), and the Offeror acquires such deposited Common Shares, then the Offeror intends, to the extent possible, to acquire pursuant to Part 16 of the ABCA and otherwise in accordance with applicable laws (a “Compulsory Acquisition”) the remainder of the Common Shares held by Shareholders who did not accept the Offer, on the same terms, including price, as the Common Shares that were acquired under the Offer.
     If the Offeror takes up and pays for Common Shares validly deposited under the Offer and a Compulsory Acquisition described above is not available for any reason or the Offeror determines not to exercise such right, the Offeror will take such other action as is necessary to acquire any Common Shares not tendered to the Offer, including causing a special meeting of Shareholders to be called to consider a Second Stage Transaction. (A “Second Stage Transaction” means any statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions pursuant to which the Offeror acquires the balance of the outstanding Common Shares not tendered to the Offer by Shareholders.) In connection with a Second Stage Transaction, Zi may continue as a separate subsidiary of the Offeror following the completion of any such transaction or Zi may be amalgamated or otherwise combined with the Offeror. The timing and details of any such transaction will depend on a number of factors, including the number of Common Shares acquired pursuant to the Offer. If the Offeror takes up and pays for 66 2/3% of the outstanding Common Shares (on a fully-diluted basis) under the Offer, the Offeror expects it will own sufficient Common Shares to effect a Second Stage Transaction. The Offeror expressly reserves the right to propose other means of acquiring, directly or indirectly, all of the outstanding Common Shares in accordance with applicable laws, including a Second Stage Transaction on terms not described in the Circular.
     The Offer may be accepted by delivering to Computershare Investor Services Inc. (the “Depositary”) or Computershare Trust Company N.A. (the “U.S. Forwarding Agent”), at or prior to the Expiry Time, (a) certificate(s) representing the Common Shares to be accepted; (b) a properly completed and duly executed Letter of Transmittal; and (c) all other required documents in accordance with instructions set out in the Letter of Transmittal. The Letter of Transmittal will accompany the Offer and will specify the offices of the Depositary and U.S. Forwarding Agent at which valid deposits under the Offer may be made. Alternatively, Shareholders may accept the offer (1) by following the procedures for book-entry transfer of Common Shares established by CDS Clearing and Depository Services Inc. (“CDS”) or The Depository Trust Company (“DTC”) (and, in the case of a book-entry transfer into the Depositary’s account at DTC, delivering a properly completed Letter of Transmittal or an agent’s message transmitted by DTC); or (2) by following the procedure for guaranteed delivery and using a Notice of Guaranteed Delivery, each as described in the Offer to Purchase and Circular. Shareholders whose Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such shares under the Offer.
     For purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment Common Shares validly deposited under the Offer and not withdrawn if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary of its acceptance for payment of such Common Shares for payment pursuant to the Offer.
     Common Shares deposited under the Offer may be withdrawn upon receipt by the Depositary or the U.S. Forwarding Agent, as applicable, of a written or printed copy of the notice of withdrawal which specifies the name of the depositing Shareholder, the number of Common Shares to be withdrawn, the name of the registered holder, if different from that of the depositing Shareholder, and the certificate number shown on each certificate representing the Common Shares to be withdrawn (i) at any time before the Common Shares have been taken up by the Offeror pursuant to the Offer, (ii) if the Common Shares have not been paid for by the Offeror within three business days after having been taken up, and (iii) up until the tenth day following the day the Offeror files a notice announcing that it has changed or varied the Offer unless, among other things, prior to filing the notice the Offeror had taken up the Common Shares or the change in the Offer consists solely of an increase in the consideration offered and the Offer is not extended for more than ten days or a variation consisting solely of a waiver of one or more conditions of the Offer. If Common Shares have been deposited pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Common Shares or otherwise comply with the procedures of CDS or DTC, as applicable.
     The receipt of cash for Common Shares pursuant to the Offer will be a taxable transaction for Canadian and U.S. federal income tax purposes. Shareholders are urged to consult their own tax advisors for advice regarding the income tax consequences of the Offer to them.
     The Offeror will finance the Offer with existing cash on hand.
     A request has been made to Zi for the use of the Shareholders list and security position listings for the purpose of disseminating the Offer Documents to Shareholders. Upon compliance by Zi with this request, the Offer Documents and other relevant materials will be mailed to record holders of Common Shares and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Shareholder list. If the Shareholder list provided to the Offeror includes beneficial owners pursuant to Rule 14d-5(c)(1) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Offer Documents and other relevant materials may be mailed directly to beneficial holders.
     The information contained in this advertisement is a summary only. The Offer is made solely by the Offer Documents and is not being made to (nor will deposits be accepted from or on behalf of) Shareholders in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The information required to be disclosed by Rule 14d-6(d)(1) of the Exchange Act is contained in the Offer Documents and the Tender Offer Statement on Schedule TO filed by the Offeror with respect to the Offer (available at www.sec.gov) and is incorporated herein by reference in its entirety. The Offer Documents contain important information that Shareholders should read carefully before making any decision with respect to the Offer.
     Copies of the Offer Documents can be obtained without charge from Georgeson Shareholder Communications Canada, Inc. (the “Information Agent”), the Depositary or the U.S. Forwarding Agent. Questions and requests for assistance may be directed to, the Depositary, the U.S. Forwarding Agent or the Information Agent. The contact information for these parties is set out below. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.
The Depositary for the Offer is:
Computershare Investor Services Inc.

By Mail	By Registered Mail, by Hand or by Courier
P.O. Box 7021	100 University Avenue
31 Adelaide Street East	9th Floor
Toronto, Ontario	Toronto, Ontario
Canada M5C 3H2	Canada M5J 2Y1
Calgary
By Registered Mail, by Hand or by Courier
Western Gas Tower
600, 530 – 8th Avenue S.W.
Calgary, Alberta
Canada T2P 3S8
The U.S. Forwarding Agent for the Offer is:
Computershare Trust Company N.A.

By Mail	By Hand or Courier
P.O. Box 43011	250 Royall Street
Providence RI, 02940-3014	Canton MA, 02021
United States	United States
The Information Agent for the Offer is:

In Canada:	In the United States:
100 University Avenue	199 Water Street – 26th Floor
11th Floor, South Tower	New York, NY 10038
Toronto, Ontario M5J 2Y1	Banks and Brokers Call: (212) 440-9800
Call Toll Free: (800) 733-6209	Shareholders Call Toll Free: (800) 733-6209
November 26, 2008